EXHIBIT 2

Non-Binding Term Sheet

Brian Pratt 5950 Berkshire Lane Suite 800 Dallas, TX 75225

July 31, 2020

Charlie Bacon

Limbach Holdings, Inc.

5102 W. Laurel Street, Suite 800

Tampa, Florida 33607

cc: Board of Directors

Dear Charles:

We are writing to you today to propose a material investment by Blue Wolf Capital Fund IV, L.P. (“Blue Wolf” or the “Fund”) and Brian Pratt in Limbach Holdings, Inc. (“Limbach” or the “Company”) and are pleased to present this term sheet (the “Term Sheet”) to the board of directors outlining the terms under which we would make an investment in the common stock of Limbach (the “Transaction”).

We believe the proposed Transaction is in the best interests of the Company and its existing shareholders, as it will provide capital to significantly de-lever the balance sheet and provide liquidity to navigate through existing operational challenges. The proposed investment in common stock aligns Blue Wolf and Brian Pratt’s interests with existing shareholders and provides the capital required for the Company to begin to execute on its well-developed M&A strategy, further diversifying the business model and providing an unobstructed path for appreciation of the common shares. Furthermore, we believe the collective experience of Blue Wolf and Brian Pratt investing in, operating and growing specialty contractors uniquely positions us to support management’s objectives of improving project selection and execution and aggressively pursuing a transition to owner-direct and service work in an effort to accelerate growth and profitability in the years ahead.

We look forward to working with you and the board of directors to agree on terms that will best position the Company to execute its strategic plan and create value for shareholders.

Best Regards,

Bennet Grill	Brian Pratt
Principal
Blue Wolf Capital Partners LLC

Limbach Holdings, Inc. –Term Sheet for Common Equity Investment

Issuer	Limbach Holdings, Inc. (“the Company”)

Investors	Blue Wolf Capital Fund IV, L.P. and Brian Pratt

Investment Size	$35 million

Type of Security	Common stock

Issuance Price	$3.85 per share

Use of Proceeds	$20 million for repayment of the Company’s term loan and $15 million for general corporate purposes and liquidity. As a condition to closing, the Company must obtain a waiver to the mandatory prepayment upon equity issuance requirement under its existing credit agreement.

Board Representation	Four board seats out of seven

Registration Rights	Provided after a mutually agreed upon lock-up period with blackout periods to be negotiated.

Board Recommendation	The board of directors will agree to recommend that the Company’s shareholders vote in favor of the transaction.

Approvals	The transaction will be conditioned on the receipt of approval by the Company’s shareholders and any required approvals from Nasdaq with respect to the listing of the shares.

Timing	Signing would be targeted for August 31, 2020, with a closing date predicated on the shareholder approval process.